Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

06015161

Brambles

3 July 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Assistant Secretary

Encs.

7/14

Brambles Industries plc
Company Number: 4134697

30 June 2006

BRAMBLES AGREES TO SELL CLEANAWAY UK

Brambles today announced that it had agreed to sell Cleanaway UK to Veolia ES Holdings plc, a subsidiary of Veolia Environnement S.A., a world leader in environmental services.

The total cash consideration for the sale is £595 million (US$1,081 million). In addition, Veolia has assumed responsibility for the defined benefit pension funds of Cleanaway UK, which had an FRS17 deficit of £56 million (US$101 million) as at 30 June 2005.

The Chief Executive Officer of Brambles, David Turner, said: "The sustained improvement in Cleanaway UK's performance this year has led to the attractive price and clean exit that have been agreed.

"Brambles' divestment programme is now essentially complete and has generated total proceeds of US$3.52 billion, significantly more than our initial estimates."

In addition to Cleanaway UK, the businesses that have been divested are Cleanaway Germany, Cleanaway Australia and New Zealand, Brambles Industrial Services Northern Hemisphere, Industrial Services Australia and the Regional Businesses. Brambles will now concentrate on its premium growth businesses of CHEP and Recall. The divestment proceeds will be used in accordance with Brambles announcement of 29 November 2005.

The sale is conditional upon approval from the relevant competition authorities in Europe.

For the year to 30 June 2005, Cleanaway UK had sales of £485 million (US$901 million) and comparable operating profit[1] of £22 million (US$41 million) after management charges and the costs of the Cleanaway Global office. The value of the gross assets as at 31 December 2005 was £340 million (US$587 million).

The pre-tax profit on the sale is expected to be approximately US$0.7 billion.

Cleanaway UK

Cleanaway UK is one of the largest collectors of municipal, commercial, industrial and trade waste in England and Wales and operates a specialist fleet of approximately 2,000 vehicles. Cleanaway UK's waste disposal operations receive domestic, commercial and industrial dry waste and handle approximately 150,000 tonnes of liquid chemical waste per annum.

Cleanaway UK employs more than 7,500 people and operates a nationwide network of service centres, a high temperature hazardous waste incinerator and four active landfill sites.

Veolia

Veolia Environnement is a leading player in environmental services. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation.

Notes:

1. Comparable operating profit is defined as profit before special items, finance costs and tax.

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	David Besier, Manager Corporate Communications	+61 (0)2 9256 5204 +61 (0)412 473 330 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Company Number: 4134697

29 June 2006

BRAMBLES REAFFIRMS POSITIVE OUTLOOK FOR FULL YEAR ENDING 30 JUNE 2006

Brambles' outlook for the year ending 30 June 2006 remains unchanged. The company expects good progress in profit and solid cash generation for the full year.

KEY POINTS

- CHEP is performing well in all regions and, in particular, CHEP Americas has continued the very strong performance achieved in the first half of 2006.
- Recall's performance in the second half has improved, with stronger sales growth and higher profits expected.
- Brambles is making good progress on its business divestment programme and is in the final stages of the process to sell Cleanaway UK.
- The total proceeds of Brambles' divestments to date - Cleanaway Australia and New Zealand, Industrial Services Australia, Cleanaway Germany, Brambles Industrial Services Northern Hemisphere and the Regional Businesses - is US$2.44 billion.
- The businesses being sold continued to perform well in the second half.
- Cash flow generation for the full year is again expected to be strong.

CHEP

CHEP Americas' profit growth is expected to be very strong for the full year with sales for the eleven months to the end of May approximately 10% higher than the prior corresponding period. In the USA, CHEP continues to benefit from significant operational efficiencies and increased market penetration. Latin America is performing strongly with sales growth for the full year expected to exceed 25%.

CHEP Europe's profit growth is expected to remain strong for the full year with 5% sales growth for the eleven months to May. Operational efficiencies, coupled with benefits from the implementation of pricing initiatives, continue to deliver steady improvement.

CHEP in the rest of the world is delivering solid sales and profit growth.

RECALL

Recall grew sales by 10% in the eleven months to May, including the benefit of AUSDOC which was acquired in December 2005. Excluding AUSDOC, the underlying sales growth for the period to May was 4%, with an improved performance in North America compared to the first six months.

Profits in the second half are expected to be higher than the first six months due to a good performance in Europe, a full six-month contribution by AUSDOC and improved performance in North America.

DISCONTINUED OPERATIONS

Since the decision to focus on CHEP and Recall in November 2005, most of the other businesses have been sold. The Discontinued operations performed well in the first half and have continued to do so in the second half.

CASH FLOW FROM OPERATIONS

Cash flow from operations remains strong. Overall capital expenditure for the full year is expected to be similar to last year with an increase in Continuing operations reflecting investment in CHEP's "Perfect Plant" initiatives and strong growth in CHEP Americas.

RESULTS RELEASE

The results for Brambles for the year ending 30 June 2006 will be released on 23 August 2006 prior to the opening of trading on the Australian Stock Exchange.

UNIFICATION

Brambles remains on track to complete the unification of the dual listed companies structure at the end of November 2006.

The Information Memorandum in relation to the unification proposal is expected to be sent to shareholders in late September. No action is required by shareholders until they receive this document.

Notes:

(a) On 29 November 2005, Brambles announced that it intended to focus on CHEP and Recall and divest Cleanaway, Brambles Industrial Services and the Regional Businesses. From that date these businesses are reported for accounting purposes as discontinued operations.
(b) References to profit are to profit before finance costs, tax and special items as defined under IFRS.
(c) US$ figures are presented in IFRS and quoted at actual exchange rates.
(d) Relative sales and profit performances in this statement are based on constant currency comparisons. Constant currency is calculated by translating foreign currency results at the exchange rates applicable during the previous year. Relative operating cash flow performance is based on exchange rates applicable during each year.

For further information, contact:

Australia

Investor	**John Hobson, Head of Investor Relations**	**+61 (0)2 9256 5216** **+61 (0)414 239 188 (mobile)**
Media	**David Besier, Manager Corporate Communications**	**+61 (0)2 9256 5204** **+61 (0)412 473 330 (mobile)**

UK

Investor	**Sue Scholes, Head of Investor Relations**	**+44 (0)20 7659 6012**
Media	**Richard Mountain, Financial Dynamics**	**+44 (0)20 7269 7291**

Brambles is globally headquartered in Australia

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Deutsche Bank AG, and its subsidiary companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

22 June 2006

12) Total holding following this notification

80,533,895

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

12.06%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – +61 (0) 29256 5235

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 23 June 2006

Details of Registered Holders

Deutsche Bank AG London	80,210,944
Deutsche Asset Management Investmentgesellschaft mbH	256,190
Deutsche Asset Management (Japan) Limited	649
Deutsche Asset Management Inc	23,121
DWS Investment GmbH	35,000
DWS (Austria) Investmentgesellschaft mbH	7,991
Total	80,533,895

Brambles Industries plc
Company Number: 4134697

19 June 2006

BRAMBLES SELLS CLEANAWAY AUSTRALIA AND NZ AND INDUSTRIAL SERVICES AUSTRALIA FOR A$1.8275 BILLION

Brambles today announced the sale of Cleanaway Australia and New Zealand and Industrial Services Australia to an affiliate of Kohlberg Kravis Roberts & Co., the US private equity firm, for A$1.8275 billion in cash (US$1.35 billion).

The Chief Executive Officer of Brambles, David Turner, said the businesses had attracted very strong interest from trade and private equity buyers since the announcement on 29 November 2005 that they would be sold.

"The final bids were received late on Friday and reviewed over the weekend," Mr Turner said.

"Based on these bids, Kohlberg Kravis Roberts made clearly the best overall offer – a good price and, importantly, a very clean sale able to be speedily completed with no conditions precedent."

The Chairman of Brambles, Don Argus, said: "The sale of these businesses represents a significant milestone in the execution of our strategy to focus on CHEP and Recall, our premium growth businesses.

"As we announced in November last year, we believe this strategy will deliver significant benefits for Brambles shareholders."

The sale is expected to be completed in early July 2006.

The combined businesses had sales of A$863 million (US$651 million) and comparable operating profit of A$98 million (US$74 million) for the year ended 30 June 2005. The value of the gross assets of the combined businesses as at 31 December 2005 was US$557 million.

The pre-tax profit on the sale of the businesses is expected to be approximately US$0.9 billion.

The total proceeds of Brambles' divestments to date - Cleanaway Australia and New Zealand, Industrial Services Australia, Cleanaway Germany, Brambles Industrial Services Northern Hemisphere and the Regional Businesses - is US$2.44 billion.

Brambles is in the final stages of the process to sell Cleanaway UK.

Cleanaway is the largest participant in the Australian waste management industry, providing services to over 65,000 commercial and industrial customers and 87 municipal clients. It employs almost 2,000 people.

Industrial Services Australia is the leading provider of on-site and off-site support services, primarily to large companies operating in the coal, metals, minerals and steel industries. It employs more than 1,200 people.

Kohlberg Kravis Roberts & Co. is one of the world's oldest and most experienced private equity firms specialising in management buyouts, with offices in New York, Menlo Park, California, London, Paris, Hong Kong and Tokyo. Over the past thirty years, KKR has invested in more than 141 transactions with a total value of US$195 billion.

The affiliate of KKR that is acquiring the businesses is Artsonig Pty Ltd.

For further information please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a) or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DAVID PETER GOSNELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID GOSNELL

8. State the nature of the transaction

ACQUISITION OF SHARES ON-MARKET

9. Number of shares, debentures or financial instruments relating to shares acquired

14,450

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.000% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.135 PER SHARE

14. Date and place of transaction

15 JUNE 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 14,450 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.000% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.000% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

16 JUNE 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LAURA JACKSON, +61 (0) 2 9256 5235

Name and signature of duly authorised officer of issuer responsible for making notification

LAURA JACKSON
ASSISTANT SECRETARY

Date of notification: 19 JUNE 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a) or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DONALD ROBERT ARGUS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 AND A PERSON CONNECTED WITH THE PERSON NAMED IN 3, BEING ALAMISTE PTY LTD, AS TRUSTEE OF A FAMILY TRUST

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALAMISTE PTY LTD

8. State the nature of the transaction

ACQUISITION OF SHARES ON-MARKET

9. Number of shares, debentures or financial instruments relating to shares acquired

18,800

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, REPRESENTING 0.000% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

A$10.540 PER SHARE

14. Date and place of transaction

15 JUNE 2006, MELBOURNE

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 135,929 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.001% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, REPRESENTING 0.000% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

16 JUNE 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LAURA JACKSON, +61 (0) 2 9256 5235

Name and signature of duly authorised officer of issuer responsible for making notification

LAURA JACKSON
ASSISTANT SECRETARY

Date of notification: 19 JUNE 2006

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

ABN AMRO BANK N.V. London Branch

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN AMRO BANK N.V. London Branch

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

14 June 2006

11) Date company informed

15 June 2006

12) Total holding following this notification

34,100,610

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

5.10%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – +61 (0) 2 9256 5235

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 16 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse Securities (Europe) Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Limited – 49,260,459 shares

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

8 June 2006

11) Date company informed

14 June 2006

12) Total holding following this notification

49,260,459

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

7.36%

14) Any additional information

15) Name of contact and telephone number for queries

Kerry Porritt – 020 7659 6020

16) Name of authorised company official responsible for making this notification

Laura Jackson – Assistant Secretary

Date of notification: 15 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse Securities (Europe) Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Limited – 43,404,708 shares

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

1 June 2006

11) Date company informed

6 June 2006

12) Total holding following this notification

43,404,708

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

6.43%

14) Any additional information

15) Name of contact and telephone number for queries

Kerry Porritt – 020 7659 6020

16) Name of authorised company official responsible for making this notification

Laura Jackson – Assistant Secretary

Date of notification: 7 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch & Co., Inc and Merrill Lynch Group, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

5 April 2006

11) Date company informed

18 April 2006

12) Total holding following this notification

58,817,755

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

8.19%

14) Any additional information

See below

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 18 April 2006

Details of Registered Holders

Merrill Lynch & Co., Inc	57,894,310
Merrill Lynch Group, Inc	923,445
Total	58,817,755

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch & Co., Inc, Merrill Lynch Group, Inc. and Merrill Lynch Investment Managers Group Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

25 May 2006

11) Date company informed

1 June 2006

12) Total holding following this notification

66,620,972

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

9.84%

14) Any additional information

See below

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 2 June 2006

Details of Registered Holders

Merrill Lynch & Co., Inc	65,229,884
Merrill Lynch Group, Inc	693,485
Merrill Lynch Investment Managers Group Limited	697,603
Total	66,620,972

Brambles Industries plc
Company Number: 4134697

1 June 2006

BRAMBLES APPOINTS THREE NEW DIRECTORS

Brambles announced today that three new Non-executive Directors had been appointed to the Board, effective immediately. Details of the new Non-executive Directors are set out below:

Carolyn Kay

Ms Kay is a Director of Allens Arthur Robinson, Commonwealth Bank of Australia Limited and Symbion Health Limited. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Ms Kay has had extensive experience in international finance – at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She was awarded a Centenary Medal for service to Australian society in business leadership.

David Gosnell

Mr Gosnell is Managing Director of Global Supply and Procurement for Diageo plc. He leads a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion pound procurement budget. Prior to joining Diageo, David spent 20 years at HJ Heinz where he served on the UK Board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England.

Tony Froggatt

Mr Froggatt has been Chief Executive of Scottish & Newcastle plc since May 2003. He began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. Mr Froggatt holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York.

The Chairman of Brambles, Don Argus, said the appointments continued the process of Board renewal at Brambles, and noted that Sir David Lees, Mark Burrows and Roy Brown would retire as Non-executive Directors following the 2006 annual general meetings.

"Ongoing renewal of the Board is an important part of the governance process and we will continue to identify and appoint talented people whose experience and expertise will benefit the global operations of the Brambles group," Mr Argus said.

"I welcome Carolyn, David and Tony to the Brambles Board and look forward to their valuable contributions in the years ahead."

For further information, contact:

Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)
UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

BRAMBLES INDUSTRIES PLC
Company number: 4134697

DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Laura Jackson, Assistant Secretary
Tel: +61 (0) 2 9256 5235

13 June 2006

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY GRANT FROGGATT
Date of appointment	1 JUNE 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities BIL – Nil BIP - Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	BIL – 7,000 ordinary shares registered in the name of Mrs Christine Joanne Froggatt BIP – Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

BRAMBLES INDUSTRIES PLC
Company number: 4134697

DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Laura Jackson, Assistant Secretary
Tel: +61 (0) 2 9256 5235

13 June 2006

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID PETER GOSNELL
Date of appointment	1 JUNE 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
BIL – Nil BIP - Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** BIL – Nil BIP – Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

BRAMBLES INDUSTRIES PLC
Company number: 4134697

DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Laura Jackson, Assistant Secretary
Tel: +61 (0) 2 9256 5235

13 June 2006

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SARAH CAROLYN HAILES KAY
Date of appointment	1 JUNE 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
BIL – 4,900 BIP - Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** BIL – Nil BIP – Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a) or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

STEPHEN PAUL JOHNS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR S P JOHNS

8. State the nature of the transaction

ACQUISITION OF SHARES ON-MARKET

9. Number of shares, debentures or financial instruments relating to shares acquired

20,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.002% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, REPRESENTING 0.001% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

A$10.905 PER SHARE

14. Date and place of transaction

30 MAY 2006, SYDNEY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 47,500 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.004% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, REPRESENTING 0.002% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

30 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 30 MAY 2006

END